QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.3

Unaudited Interim Consolidated Financial Statements for the Third Quarter Ended
September 30, 2010

Highlights
(unaudited)

	2010	2009

Cash Flow From Operations
(dollars per common share – basic)
For the three months ended September 30
Cash flow from operations (1)	1.04	0.43

For the nine months ended September 30
Cash flow from operations (1)	2.89	1.55

Ratios
For the twelve months ended September 30
Return on capital employed (%) (2)	7.9	3.7
Return on capital employed (%) (3)	5.7	2.6

Net debt to cash flow from operations (times) (4)	2.0	7.0

Interest coverage on long-term debt (times)
Net earnings (5)	6.0	1.9
Cash flow from operations (6)	9.7	5.9

As at September 30
Total debt to total debt plus shareholders' equity (%) (7)	25	29

Common Share Information
As at September 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	33.50	37.40
New York Stock Exchange – US$	32.55	34.56

Common share options outstanding (thousands)	70 763	73 784

For the nine months ended September 30
Average number outstanding, weighted monthly (thousands)	1 561 650	1 061 074

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve-month period ended; net earnings (2010 – $2,720 million; 2009 – $672 million) after adjustment to add back after-tax financing expense (2010 – $45 million; 2009 – $198 million) divided by average capital employed (2010 – $34,496 million; 2009 – $18,107 million). Average capital employed is shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less capitalized costs related to major projects in progress (as applicable), on a weighted-average basis.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2010 – $47,319 million; 2009 – $26,246 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve-month period then ended.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    049

Quarterly Operating Summary
(unaudited)

	Three months ended						Nine months ended			Twelve months ended
	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009		Sept 30 2010	Sept 30 2009		Dec 31 2009

OIL SANDS
Production (a)
Total production (excluding Syncrude)	306.6	295.5	202.3	278.9	305.3		268.6	294.8		290.6
Firebag (k)	50.4	55.7	55.7	51.1	54.3		53.9	48.4		49.1
MacKay River (k)	28.8	32.5	31.8	31.7	26.5	***	31.0	26.5	***	29.7	***
Syncrude	31.7	38.9	32.3	39.3	37.4	***	34.3	37.4	***	38.5	***
Sales (a) (excluding Syncrude)
Light sweet crude oil	84.5	99.0	61.0	100.8	89.6		81.6	99.2		99.6
Diesel	25.8	30.7	12.9	31.4	36.9		23.2	28.4		29.1
Light sour crude oil	165.8	143.1	80.5	142.4	146.8		130.1	133.5		135.7
Bitumen	21.2	37.4	42.3	13.0	14.3		33.6	11.3		11.8

Total sales	297.3	310.2	196.7	287.6	287.6		268.5	272.4		276.2

Average sales price (1), (b) (excluding Syncrude)
Light sweet crude oil*	75.49	77.55	80.84	77.71	71.99		77.63	63.68		67.26
Other (diesel, light sour crude oil and bitumen)*	66.39	68.53	69.53	72.93	67.51		67.95	61.01		64.18
Total*	68.97	71.41	73.03	74.61	68.91		70.89	61.98		65.29
Total	67.53	69.79	70.21	65.42	62.01		69.05	60.32		61.66

Syncrude average sales price (1), (b)	78.83	77.32	83.21	78.81	75.17		79.79	75.17		77.36

Cash operating costs and Total operating costs – Total operations (excluding Syncrude) (c)
Cash costs	32.95	32.70	46.50	35.10	30.65		36.20	30.30		31.50
Natural gas	0.60	2.55	5.40	3.40	1.55		2.50	2.05		2.40
Imported bitumen	0.05	0.65	2.95	0.20	0.05		1.00	0.05		0.05

Cash operating costs (2)	33.60	35.90	54.85	38.70	32.25		39.70	32.40		33.95
Project start-up costs	0.75	0.55	0.55	0.50	0.45		0.60	0.45		0.45

Total cash operating costs (3)	34.35	36.45	55.40	39.20	32.70		40.30	32.85		34.40
Depreciation, depletion and amortization	9.00	15.35	12.65	10.00	7.60		12.25	7.35		8.00

Total operating costs (4)	43.35	51.80	68.05	49.20	40.30		52.55	40.20		42.40

Cash operating costs and Total operating costs – Syncrude (c)****
Cash costs	39.20	28.75	39.60	29.65	29.50		35.40	29.50		29.60
Natural gas	2.75	2.85	4.50	3.45	2.10		3.30	2.10		2.90

Cash operating costs (2)	41.95	31.60	44.10	33.10	31.60		38.70	31.60		32.50
Project start-up costs	—	—	—	—	—		—	—		—

Total cash operating costs (3)	41.95	31.60	44.10	33.10	31.60		38.70	31.60		32.50
Depreciation, depletion and amortization	14.85	11.35	13.70	11.80	12.70		13.15	12.70		12.15

Total operating costs (4)	56.80	42.95	57.80	44.90	44.30		51.85	44.30		44.65

Cash operating costs and Total operating costs – In situ bitumen production only (c)
Cash costs	17.15	13.65	12.30	14.25	13.25		14.30	14.70		14.55
Natural gas	5.25	5.05	7.05	6.05	4.30		5.80	5.55		5.70

Cash operating costs (5)	22.40	18.70	19.35	20.30	17.55		20.10	20.25		20.25
Project start-up costs	2.50	1.45	0.95	1.35	0.65		1.60	1.30		1.35

Total cash operating costs (6)	24.90	20.15	20.30	21.65	18.20		21.70	21.55		21.60
Depreciation, depletion and amortization	5.90	4.70	5.05	6.65	5.95		5.20	6.20		6.35

Total operating costs (7)	30.80	24.85	25.35	28.30	24.15		26.90	27.75		27.95

Footnotes and definitions, see page 55.

             Suncor Energy Inc.
 050    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	Sept 30 2010	Sept 30 2009	Dec 31 2009

NATURAL GAS
Gross production
Natural gas (d)
Continuing operations	380	398	419	424	335	399	207	262
Discontinued operations	120	138	230	250	182	162	97	135
Natural gas liquids and crude oil (a)
Continuing operations	5.4	5.5	6.2	6.2	4.8	5.7	2.3	3.3
Discontinued operations	2.2	2.8	7.8	8.8	5.9	4.3	3.4	4.8
Total gross production (f)
Continuing operations	412	431	456	461	363	433	221	282
Discontinued operations	134	155	277	303	218	188	117	164

Average sales price from continuing operations (1)
Natural gas (g)	3.66	3.42	5.34	3.92	2.70	4.24	3.43	3.63
Natural gas (g)*	3.66	3.42	5.34	3.91	2.68	4.24	3.41	3.62
Natural gas liquids and crude oil (b)	68.03	82.82	74.71	65.74	58.31	73.66	51.89	59.41

Footnotes and definitions, see page 55.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    051

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009***	Sept 30 2010	Sept 30 2009***	Dec 31 2009***

INTERNATIONAL AND OFFSHORE
East Coast Canada
Production (a)
Terra Nova	17.2	27.2	29.6	24.0	16.0	24.6	16.0	20.8
Hibernia	32.3	30.1	30.2	26.3	28.5	30.9	28.5	27.2
White Rose	16.8	13.3	14.8	13.3	5.1	14.9	5.1	10.0

Total production	66.3	70.6	74.6	63.6	49.6	70.4	49.6	58.0

Average sales price (1), (b)	78.78	76.88	78.69	77.71	75.22	78.11	75.22	76.86

International
Production (e)
North Sea
Buzzard	58.6	49.3	58.6	59.9	29.4	55.5	29.4	47.8
Production from discontinued operations	25.2	22.7	27.5	31.1	25.2	25.2	25.2	28.7

Total North Sea	83.8	72.0	86.1	91.0	54.6	80.7	54.6	76.5
Other International
Libya	35.4	35.4	35.4	26.0	42.7	35.4	42.7	32.6
Syria*****	16.5	12.8	—	—	—	9.9	—	—
Production from discontinued operations	4.2	11.1	11.7	12.0	11.3	9.0	11.3	11.7

Total Other International	56.1	59.3	47.1	38.0	54.0	54.3	54.0	44.3

Total production	139.9	131.3	133.2	129.0	108.6	135.0	108.6	120.8

Average sales price from continuing operations (1), (l)
Buzzard	75.60	78.57	72.36	68.71	72.02	75.35	72.02	69.53
Other International	74.90	76.14	73.40	79.18	75.60	76.16	75.60	78.05

Total International and Offshore Production (e)	206.2	201.9	207.8	192.6	158.2	205.4	158.2	178.8

Footnotes and definitions, see page 55.

             Suncor Energy Inc.
 052    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	Sept 30 2010	Sept 30 2009	Dec 31 2009

REFINING AND MARKETING
Eastern North America
Refined product sales (h)
Transportation fuels
Gasoline	22.5	22.5	21.0	23.0	18.3	22.0	11.7	14.6
Distillate	11.7	12.5	12.3	13.9	10.3	12.2	7.0	8.8

Total transportation fuel sales	34.2	35.0	33.3	36.9	28.6	34.2	18.7	23.4
Petrochemicals	2.5	2.8	2.2	1.2	1.7	2.5	1.2	0.8
Asphalt	3.7	3.0	1.8	2.0	2.4	2.8	1.3	1.5
Other	6.0	6.0	4.3	1.9	3.0	5.4	1.6	2.0

Total refined product sales	46.4	46.8	41.6	42.0	35.7	44.9	22.8	27.7

Crude oil supply and refining
Processed at refineries (h)	30.7	30.6	31.0	28.3	25.5	30.8	16.2	29.6
Utilization of refining capacity (j)	90	90	91	83	94	90	90	87

Western North America
Refined product sales (h)
Transportation fuels
Gasoline	19.9	19.2	18.1	18.4	16.1	19.1	11.1	13.0
Distillate	17.4	16.3	16.9	15.6	11.8	16.9	7.4	9.5

Total transportation fuel sales	37.3	35.5	35.0	34.0	27.9	36.0	18.5	22.5
Asphalt	1.5	1.5	1.2	0.9	1.7	1.4	1.4	1.3
Other	3.7	5.2	4.4	6.0	4.6	4.5	2.5	3.4

Total refined product sales	42.5	42.2	40.6	40.9	34.2	41.9	22.4	27.2

Crude oil supply and refining
Processed at refineries (h)	36.6	31.7	33.5	33.4	27.8	34.0	19.3	33.6
Utilization of refining capacity (j)	101	87	92	96	100	94	101	97

Footnotes and definitions, see page 55.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    053

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended
	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	Sept 30 2010	Sept 30 2009	Dec 31 2009

NETBACKS – Continuing Operations
Natural Gas (g)
Average price realized (8)	4.76	5.06	6.23	5.02	3.69	5.37	4.12	4.50
Royalties	(0.50)	(0.06)	(0.91)	(0.71)	(0.18)	(0.50)	(0.10)	(0.37)
Operating costs	(1.92)	(2.10)	(1.67)	(1.88)	(1.80)	(1.90)	(1.77)	(1.80)

Operating netback	2.34	2.90	3.65	2.43	1.71	2.97	2.25	2.33
Depreciation, depletion and amortization	(8.36)	(4.88)	(3.36)	(2.84)	(3.06)	(5.64)	(3.02)	(2.95)
Administrative expenses and other	0.17	(0.48)	0.40	(1.67)	(2.34)	0.21	(2.07)	(1.91)

Earnings before income taxes	(5.85)	(2.46)	0.69	(2.08)	(3.69)	(2.46)	(2.84)	(2.53)

International and Offshore
East Coast Canada (b)
Average price realized (8)	81.06	78.99	80.79	79.69	77.85	80.28	77.85	79.07
Royalties	(25.49)	(28.45)	(28.78)	(25.26)	(21.02)	(27.63)	(21.02)	(23.82)
Operating costs	(9.08)	(8.19)	(8.48)	(7.61)	(12.99)	(8.58)	(12.99)	(9.45)

Operating netback	46.49	42.35	43.53	46.82	43.84	44.07	43.84	45.80
Depreciation, depletion and amortization	(26.44)	(24.08)	(23.38)	(26.56)	(17.48)	(24.58)	(17.48)	(23.47)
Administrative expenses and other	(1.55)	0.91	(0.13)	(1.61)	(0.89)	(0.22)	(0.89)	(1.36)

Earnings before income taxes	18.50	19.18	20.02	18.65	25.47	19.27	25.47	20.97

North Sea – Buzzard (b)
Average price realized (8)	77.43	80.35	74.19	70.38	75.49	77.17	75.49	71.64
Operating costs	(4.73)	(5.35)	(4.92)	(4.57)	(6.29)	(4.98)	(6.29)	(4.99)

Operating netback	72.70	75.00	69.27	65.81	69.20	72.19	69.20	66.65
Depreciation, depletion and amortization	(23.19)	(21.83)	(22.76)	(25.24)	(18.54)	(22.64)	(18.54)	(23.60)
Administrative expenses and other	(5.13)	(3.72)	(3.35)	(2.20)	(2.83)	(4.09)	(2.83)	(2.36)

Earnings before income taxes	44.38	49.45	43.16	38.37	47.83	45.46	47.83	40.69

Other International (l)
Average price realized (8)	75.24	76.61	73.92	79.97	76.02	76.60	76.02	78.19
Royalties	(32.06)	(36.99)	(43.28)	(32.12)	(46.46)	(37.91)	(46.46)	(39.88)
Operating costs	(5.06)	(7.87)	(3.81)	(6.03)	(2.21)	(5.74)	(2.21)	(4.05)

Operating netback	38.12	31.75	26.83	41.82	27.35	32.95	27.35	34.26
Depreciation, depletion and amortization	(4.97)	(4.64)	(4.29)	(6.39)	(1.54)	(4.68)	(1.54)	(3.86)
Administrative expenses and other	(6.29)	(5.09)	(6.63)	(11.46)	(5.98)	(5.95)	(5.98)	(8.60)

Earnings before income taxes	26.86	22.02	15.91	23.97	19.83	22.32	19.83	21.80

Footnotes and definitions, see page 55.

             Suncor Energy Inc.
 054    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–
Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(4) Total operating costs	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes) and accretion expense. Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.
***
For the three and nine months ended September 30, 2009, and the twelve months ended December 31, 2009, operating summary information reflects results of operations since the merger with Petro-Canada on August 1, 2009.
****
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operating and capital costs among producers.
*****	Commercial production for Syria commenced on April 19, 2010.

(a)	thousands of barrels per day	(e)	thousands of barrels of oil equivalent per day	(i)	$ millions
(b)	dollars per barrel	(f)	millions of cubic feet equivalent per day	(j)	percentage
(c)	dollars per barrel rounded to the nearest $0.05	(g)	dollars per thousand cubic feet equivalent	(k)	thousands of barrels of bitumen per day
(d)	millions of cubic feet per day	(h)	thousands of cubic metres per day	(l)	dollars per barrel of oil equivalent

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    055

Consolidated Statements of Earnings
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Revenues
Operating revenues	8 101	5 651	23 967	10 863
Less: Royalties	(587)	(440)	(1 528)	(586)

Operating revenues (net of royalties)	7 514	5 211	22 439	10 277
Energy supply and trading activities	1 119	2 608	2 050	6 896
Interest and other income	3	438	72	439

	8 636	8 257	24 561	17 612

Expenses
Purchases of crude oil and products	3 494	2 284	10 922	4 502
Operating, selling and general	1 882	1 668	5 520	4 188
Energy supply and trading activities	1 164	2 572	1 999	6 857
Transportation	165	122	471	246
Depreciation, depletion and amortization (note 5)	1 070	523	2 939	1 103
Accretion of asset retirement obligations	44	38	132	94
Exploration	67	84	160	123
Loss (gain) on disposal of assets	(105)	(10)	(133)	12
Project start-up costs	21	12	48	38
Financing expenses (income) (note 7)	(142)	(347)	146	(416)

	7 660	6 946	22 204	16 747

Earnings Before Income Taxes	976	1 311	2 357	865

Provisions for (Recovery of) Income Taxes(note 8)
Current	275	445	705	649
Future	92	(99)	261	(514)

	367	346	966	135

Net earnings from continuing operations	609	965	1 391	730
Net earnings (loss) from discontinued operations(note 4)	413	(36)	827	(41)

Net Earnings	1 022	929	2 218	689

Net Earnings from Continuing Operations per Common Share (dollars)
Basic	0.39	0.72	0.89	0.68
Diluted	0.39	0.71	0.88	0.67

Net Earnings per Common Share (dollars), (note 9)
Basic	0.65	0.69	1.42	0.64
Diluted	0.65	0.68	1.41	0.63

Cash dividends	0.10	0.10	0.30	0.20

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Net earnings	1 022	929	2 218	689
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustment	168	(186)	(268)	(250)
Reclassification to net earnings	44	—	44	—
Gain on derivative contracts designated as cash flow hedges	—	1	—	1
Reclassification to net earnings	(1)	—	(1)	2

Comprehensive Income	1 233	744	1 993	442

             Suncor Energy Inc.
 056    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	September 30 2010	December 31 2009

Assets
Current assets
Cash and cash equivalents	598	505
Accounts receivable	4 051	3 703
Inventories	3 100	2 947
Income taxes receivable	718	587
Future income taxes	359	332
Assets of discontinued operations (note 4)	137	257

Total current assets	8 963	8 331
Property, plant and equipment, net	54 853	54 198
Other assets	448	491
Goodwill	3 201	3 201
Future income taxes	53	193
Assets of discontinued operations (note 4)	950	3 332

Total assets	68 468	69 746

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	2
Current portion of long-term debt (note 13)	518	25
Accounts payable and accrued liabilities	6 416	6 307
Income taxes payable	819	1 254
Future income taxes	22	18
Liabilities of discontinued operations (note 4)	55	242

Total current liabilities	7 832	7 848
Long-term debt (note 13)	11 534	13 855
Accrued liabilities and other	4 222	4 372
Future income taxes	8 571	8 367
Liabilities of discontinued operations (note 4)	581	1 193
Shareholders' equity	35 728	34 111

Total liabilities and shareholders' equity	68 468	69 746

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	1 562 822	20 120	1 559 778	20 053
Contributed surplus		551		526
Accumulated other comprehensive income (loss) (note 15)		(458)		(233)
Retained earnings		15 515		13 765

Total shareholders' equity		35 728		34 111

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    057

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Operating Activities
Net earnings from continuing operations	609	965	1 391	730
Adjustments for:
Depreciation, depletion and amortization	1 070	523	2 939	1 103
Future income taxes	92	(99)	261	(514)
Accretion of asset retirement obligations	44	38	132	94
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt (note 7)	(252)	(400)	(136)	(657)
Change in fair value of derivative contracts (note 6)	—	(333)	(253)	1 039
Loss (gain) on disposal of assets	(105)	(10)	(133)	12
Stock-based compensation	80	125	—	228
Gain on effective settlement of pre-existing contract with Petro-Canada	—	(438)	—	(438)
Other	(93)	61	(241)	(127)
Exploration expenses	40	52	74	83
Decrease (increase) in non-cash working capital related to operating activities (note 10)	21	(22)	(751)	(679)

Cash flow provided by continuing operations	1 506	462	3 283	874
Cash flow provided by discontinued operations	138	211	459	228

Cash flow provided by operating activities	1 644	673	3 742	1 102

Investing Activities
Capital and exploration expenditures	(1 443)	(888)	(3 966)	(2 590)
Other investments	(16)	25	(19)	(6)
Proceeds from disposal of assets	143	9	265	36
Cash acquired through business combination	—	248	—	248
Increase in non-cash working capital related to investing activities	(109)	(30)	(250)	(708)

Cash flow used in continuing investing activities	(1 425)	(636)	(3 970)	(3 020)
Cash flow provided by (used in) discontinued investing activities	1 390	(81)	2 409	(121)

Cash flow used in investing activities	(35)	(717)	(1 561)	(3 141)

Financing Activities
Increase in short-term debt	—	—	—	1
Net increase (decrease) in revolving-term debt	(1 318)	311	(1 672)	2 209
Issuance of common shares under stock option plan	12	8	47	30
Dividends paid on common shares	(155)	(155)	(462)	(249)

Cash flow provided by (used in) financing activities	(1 461)	164	(2 087)	1 991

Increase (Decrease) in Cash and Cash Equivalents	148	120	94	(48)
Effect of Foreign Exchange on Cash and Cash Equivalents	(5)	(18)	(1)	(25)
Cash and Cash Equivalents at Beginning of Period	455	485	505	660

Cash and Cash Equivalents at End of Period	598	587	598	587

             Suncor Energy Inc.
 058    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

At December 31, 2008	1 113	288	97	13 025
Net earnings	—	—	—	689
Dividends paid on common shares	—	—	—	(249)
Issued for cash under stock option plan	38	(8)	—	—
Issued under dividend reinvestment plan	2	—	—	—
Stock-based compensation expense	—	77	—	—
Issued for Petro-Canada acquisition (note 2)	18 878	—	—	—
Fair value of Petro-Canada stock options exchanged for Suncor stock options	—	147	—	—
Income tax benefit of stock option deduction in the U.S.	—	4	—	—
Change in accumulated other comprehensive income (loss)	—	—	(247)	—

At September 30, 2009	20 031	508	(150)	13 465

At December 31, 2009	20 053	526	(233)	13 765
Net earnings	—	—	—	2 218
Dividends paid on common shares	—	—	—	(462)
Issued for cash under stock option plans	61	(14)	—	—
Issued under dividend reinvestment plan	6	—	—	(6)
Stock-based compensation expense	—	39	—	—
Change in accumulated other comprehensive income (loss)	—	—	(225)	—

At September 30, 2010	20 120	551	(458)	15 515

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    059

Schedules of Segmented Data from Continuing Operations
(unaudited)

Three months ended September 30
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

EARNINGS
Revenues
Operating revenues	1 728	1 190	161	90	1 063	474	5 139	3 850	10	47	8 101	5 651
Less: Royalties	(290)	(219)	(19)	(6)	(278)	(215)	—	—	—	—	(587)	(440)

Operating revenues (net of royalties)	1 438	971	142	84	785	259	5 139	3 850	10	47	7 514	5 211
Energy supply and trading activities	—	—	—	—	—	—	—	—	1 119	2 608	1 119	2 608
Intersegment revenues	709	987	19	32	173	97	55	2	(956)	(1 118)	—	—
Interest and other income	115	438	—	—	—	—	—	—	(112)	—	3	438

	2 262	2 396	161	116	958	356	5 194	3 852	61	1 537	8 636	8 257

Expenses
Purchases of crude oil and products	226	16	—	—	—	16	4 270	3 258	(1 002)	(1 006)	3 494	2 284
Operating, selling and general	1 060	981	89	79	111	39	553	409	69	160	1 882	1 668
Energy supply and trading activities	—	—	—	—	—	—	—	—	1 164	2 572	1 164	2 572
Transportation	63	62	44	14	16	15	50	35	(8)	(4)	165	122
Depreciation, depletion and amortization	298	242	330	97	307	81	120	96	15	7	1 070	523
Accretion of asset retirement obligations	30	30	7	5	7	3	—	—	—	—	44	38
Exploration	1	2	2	50	64	32	—	—	—	—	67	84
Gain on disposal of assets	—	—	(89)	(5)	—	—	(16)	(5)	—	—	(105)	(10)
Project start-up costs	21	12	—	—	—	—	—	—	—	—	21	12
Financing expenses (income)	4	—	1	—	4	1	3	—	(154)	(348)	(142)	(347)

	1 703	1 345	384	240	509	187	4 980	3 793	84	1 381	7 660	6 946

Earnings (loss) before income taxes	559	1 051	(223)	(124)	449	169	214	59	(23)	156	976	1 311
Income taxes	(147)	(313)	56	27	(213)	(76)	(62)	(14)	(1)	30	(367)	(346)

Net earnings (loss) from continuing operations	412	738	(167)	(97)	236	93	152	45	(24)	186	609	965

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(962)	(603)	(43)	(39)	(175)	(154)	(152)	(88)	(111)	(4)	(1 443)	(888)

             Suncor Energy Inc.
 060    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data from Continuing Operations (continued)
 (unaudited)

Nine months ended September 30
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

EARNINGS
Revenues
Operating revenues	5 094	2 953	547	194	3 283	474	14 991	7 106	52	136	23 967	10 863
Less: Royalties	(542)	(365)	(58)	(6)	(928)	(215)	—	—	—	—	(1 528)	(586)

Operating revenues (net of royalties)	4 552	2 588	489	188	2 355	259	14 991	7 106	52	136	22 439	10 277
Energy supply and trading activities	—	—	—	—	—	—	—	—	2 050	6 896	2 050	6 896
Intersegment revenues	1 877	1 527	87	54	467	97	206	2	(2 637)	(1 680)	—	—
Interest and other income	305	438	—	—	—	—	39	—	(272)	1	72	439

	6 734	4 553	576	242	2 822	356	15 236	7 108	(807)	5 353	24 561	17 612

Expenses
Purchases of crude oil and products	728	242	—	—	163	16	12 545	5 718	(2 514)	(1 474)	10 922	4 502
Operating, selling and general	3 274	2 977	234	146	281	39	1 605	754	126	272	5 520	4 188
Energy supply and trading activities	—	—	—	—	—	—	—	—	1 999	6 857	1 999	6 857
Transportation	203	178	82	22	67	15	143	44	(24)	(13)	471	246
Depreciation, depletion and amortization	1 021	622	647	174	870	81	352	203	49	23	2 939	1 103
Accretion of asset retirement obligations	90	82	20	8	20	3	2	1	—	—	132	94
Exploration	6	8	13	83	141	32	—	—	—	—	160	123
Loss (gain) on disposal of assets	11	17	(126)	(20)	—	—	(19)	15	1	—	(133)	12
Project start-up costs	45	38	—	—	3	—	—	—	—	—	48	38
Financing expenses (income)	4	—	(3)	—	(28)	1	2	—	171	(417)	146	(416)

	5 382	4 164	867	413	1 517	187	14 630	6 735	(192)	5 248	22 204	16 747

Earnings (loss) before income taxes	1 352	389	(291)	(171)	1 305	169	606	373	(615)	105	2 357	865
Income taxes	(347)	(68)	79	41	(643)	(76)	(177)	(117)	122	85	(966)	(135)

Net earnings (loss) from continuing operations	1 005	321	(212)	(130)	662	93	429	256	(493)	190	1 391	730

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(2 642)	(2 097)	(113)	(189)	(608)	(154)	(395)	(141)	(208)	(9)	(3 966)	(2 590)

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    061

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at September 30, 2010 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2010 and 2009.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. BUSINESS COMBINATION WITH PETRO-CANADA

(a)  Overview

On August 1, 2009, Suncor completed its merger with Petro-Canada. The company has accounted for this business combination as prescribed by Canadian Institute of Chartered Accountants (CICA) Handbook section 1581 "Business Combinations." As the acquirer, the company is required to recognize Petro-Canada assets and liabilities as at August 1, 2009. The results of Petro-Canada operations are included in the consolidated financial statements of the company from August 1, 2009.

(b)  Final Allocation of Purchase Price

The following estimated fair values were assigned to the net assets of Petro-Canada as at August 1, 2009:

($ millions)

Current assets	4 645
Property, plant and equipment	27 407
Other assets	537

Total assets	32 589

Current liabilities	3 741
Long-term debt	4 410
Accrued liabilities and other	3 416
Future income taxes	4 570

Total liabilities	16 137

Net assets purchased	16 452
Goodwill	3 178

Total purchase price	19 630

The purchase price allocation was based on best estimates by Suncor's management and was based principally on valuations prepared by independent valuation specialists. Management finalized the purchase price allocation during the second quarter of 2010 and did not make any amendments to the preliminary allocation.

             Suncor Energy Inc.
 062    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. CHANGE IN SEGMENTED DISCLOSURES

During the first quarter of 2010, as a result of planned divestitures of the company's assets in Trinidad and Tobago, The Netherlands and certain assets in the United Kingdom (U.K.) (described in note 4), the company combined its International and East Coast Canada segments into one new segment, International and Offshore. Continuing operations for the International and Offshore segment are comprised of activity offshore Newfoundland and Labrador, including interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, and the exploration for, and production of, crude oil and natural gas in the U.K., Norway, Libya and Syria.

All prior periods have been restated to conform to these segment definitions.

4. DISCONTINUED OPERATIONS

The company is divesting certain non-core assets as part of its continuing strategic alignment.

Natural Gas

On August 31, 2010, the company completed the sale of non-core natural gas properties located in west central Alberta (Bearberry and Ricinus) for net proceeds of $275 million.

On September 30, 2010, the company completed the sale of non-core assets in southern Alberta (Wildcat Hills) for net proceeds of $351 million.

In the first quarter of 2010, the company completed the sale of its oil and gas producing assets in the U.S. Rockies for net proceeds of US$481 million (Cdn$502 million). In the second quarter of 2010, the company completed the sale of non-core natural gas properties located in northeast British Columbia (Blueberry and Jedney) for net proceeds of $383 million, and non-core assets in central Alberta (Rosevear and Pine Creek) for net proceeds of $229 million.

International and Offshore

On August 5, 2010, the company completed the Trinidad and Tobago asset sale for net proceeds of US$378 million (Cdn$383 million).

On August 13, 2010, the company completed the sale of its shares in Petro-Canada Netherlands BV for net proceeds of €316 million (Cdn$420 million).

On September 8, 2010, the company reached an agreement to sell non-core U.K. offshore assets (Scott/Telford and Triton) for gross proceeds of £240 million. The sale is expected to close during the first quarter of 2011 and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    063

Net income from discontinued operations reported in the Consolidated Statements of Earnings is as follows:

	Three months ended September 30
	Natural Gas		International and Offshore		Total
($ millions)	2010	2009	2010	2009	2010	2009

Revenues
Operating revenues(1)	53	86	174	119	227	205
Less: Royalties	(8)	(10)	—	—	(8)	(10)

Operating revenues (net of royalties)	45	76	174	119	219	195
Gain on disposal of assets	271	—	169	—	440	—

	316	76	343	119	659	195

Expenses
Operating, selling and general	14	35	16	53	30	88
Transportation	9	6	4	5	13	11
Depreciation, depletion and amortization	27	51	110	47	137	98
Accretion of asset retirement obligations	2	2	4	5	6	7
Exploration	1	—	11	45	12	45
Financing expenses (income)	—	—	3	(1)	3	(1)

	53	94	148	154	201	248

Earnings before income taxes	263	(18)	195	(35)	458	(53)
Income taxes	66	(4)	(21)	(13)	45	(17)

Net earnings	197	(14)	216	(22)	413	(36)

(1)
Operating revenues reported in Natural Gas include sales to other operating segments that would be eliminated upon consolidation in the Consolidated Statements of Earnings. These totalled $8 million in the three months ended September 30, 2010 (2009 – $9 million).

	Three months ended September 30
(dollars)	2010	2009

Basic earnings per share from discontinued operations	0.26	(0.03)
Diluted earnings per share from discontinued operations	0.26	(0.03)

             Suncor Energy Inc.
 064    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Nine months ended September 30
	Natural Gas		International and Offshore		Total
($ millions)	2010	2009	2010	2009	2010	2009

Revenues
Operating revenues(1)	277	148	546	119	823	267
Less: Royalties	(41)	(26)	—	—	(41)	(26)

Operating revenues (net of royalties)	236	122	546	119	782	241
Gain on disposal of assets	646	—	169	—	815	—

	882	122	715	119	1 597	241

Expenses
Operating, selling and general	64	51	88	53	152	104
Transportation	24	9	18	5	42	14
Depreciation, depletion and amortization	95	84	169	47	264	131
Accretion of asset retirement obligations	8	4	15	5	23	9
Exploration	1	—	16	45	17	45
Financing expenses (income)	7	—	11	(1)	18	(1)

	199	148	317	154	516	302

Earnings before income taxes	683	(26)	398	(35)	1 081	(61)
Income taxes	175	(7)	79	(13)	254	(20)

Net earnings	508	(19)	319	(22)	827	(41)

(1)
Operating revenues reported in Natural Gas include sales to other operating segments that would be eliminated upon consolidation in the Consolidated Statements of Earnings. These totalled $62 million in the nine months ended September 30, 2010 (2009 — $9 million).

	Nine months ended September 30
(dollars)	2010	2009

Basic earnings per share from discontinued operations	0.53	(0.04)
Diluted earnings per share from discontinued operations	0.53	(0.04)

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are as follows:

	Natural Gas		International and Offshore		Total
($ millions)	September 30 2010	December 31 2009	September 30 2010	December 31 2009	September 30 2010	December 31 2009

Assets
Current assets	7	34	130	223	137	257
Property, plant and equipment, net	202	1 600	748	1 732	950	3 332

Total assets	209	1 634	878	1 955	1 087	3 589

Liabilities
Current liabilities	5	64	50	178	55	242
Accrued liabilities and other	74	286	256	404	330	690
Future income taxes	—	31	251	472	251	503

Total liabilities	79	381	557	1 054	636	1 435

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    065

5. ASSET WRITE-DOWNS

During the third quarter of 2010, the company recognized a write-down of $106 million related to certain North Sea assets in the International and Offshore operating segment. An agreement to sell these assets was entered into during the quarter and the assets were written down to reflect fair value less cost to sell.

During the third quarter of 2010, the company recognized a charge of $222 million to reflect the write-down of certain assets in the Natural Gas operating segment to reflect fair value based on discounted future cash flows.

During the second quarter of 2010, the company recognized a write-down of $189 million related to certain extraction equipment in the Oil Sands operating segment. Also during the second quarter of 2010, the company recognized a charge of $44 million in the Natural Gas operating segment to reflect the write-down of certain Western Canada and Alaska land leases.

These charges are included in depreciation, depletion and amortization expenses and net earnings from discontinued operations in the Consolidated Statements of Earnings.

6. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the items in a hedging relationship at the time when the underlying transaction impacts earnings. Suncor elects to use hedge accounting on certain derivatives linked to future commodity and financial transactions.

Physical trading commodity contracts that exceed the company's expected purchase, sale or usage requirements are accounted for as derivative financial instruments whereby realized and unrealized gains and losses, and the underlying settlement of these contracts is recognized and reported on a net basis in Energy Supply and Trading Activities revenue. The related inventory is carried at fair value less costs to sell, with changes in fair value recognized as gains or losses within Energy Supply and Trading Activities revenue.

(a)  Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities, long-term debt, and a portion of non-current accrued liabilities and other. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable in the market (see page 77 of Suncor's 2009 Annual Report for further detail). As at September 30, 2010, there were no significant changes to the distribution of the fair value hierarchy used to value financial instruments.

The company's fixed-term debt is accounted for under the amortized cost method, with the exception of the portion of debt where future interest payments have been swapped from fixed to floating payments, which is accounted for at fair value. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. The company does not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. Gains or losses on

             Suncor Energy Inc.
 066    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com our U.S. dollar denominated long-term debt resulting from changes in the exchange rate are recognized in the period in which they occur. At September 30, 2010, the carrying value of the fixed-term debt accounted for under the amortized cost method was $10.0 billion (December 31, 2009 – $10.1 billion) and the fair value was $11.4 billion (December 31, 2009 – $10.7 billion).

(b)  Hedge Accounting

Fair Value Hedges

At September 30, 2010, the company had interest rate swaps classified as fair value hedges outstanding until August 2011, relating to fixed-rate debt. The fair value of these swaps totalled $8 million at September 30, 2010 (December 31, 2009 – $18 million), and was recorded in accounts receivable in the Consolidated Balance Sheets. There was no ineffectiveness recognized on these interest rate swaps during the three and nine month periods ended September 30, 2010 and September 30, 2009.

Cash Flow Hedges

At September 30, 2010, the company had no outstanding cash flow hedges in place (December 31, 2009 – nil).

(c)  Other Derivatives

Risk Management Derivatives

The company periodically enters into derivative contracts which although not accounted for as hedges because they have not been documented as such, or do not qualify under GAAP, are believed to be economically effective at mitigating exposure to commodity price movements and are an important component of Suncor's overall risk management program. The earnings impact associated with these contracts for the three month period ended September 30, 2010, was a loss of $11 million, net of income taxes of $3 million (2009 – a gain of $43 million, net of income taxes of $15 million). During the nine month period ended September 30, 2010, the earnings impact was a gain of $70 million, net of income taxes of $24 million (2009 – loss of $658 million, net of income taxes of $232 million).

Significant contracts outstanding at September 30, 2010 were as follows:

	Quantity	Average Price	(1)
Crude oil	(bpd)	(US$/bbl)		Period

Purchased puts	55 000	60.00		2010
Sold puts	54 609	60.00		2010
Collars – floor	49 674	50.00		2010
Collars – cap	49 978	68.06		2010

(1)
Average price for crude oil derivative contracts is US$ WTI per barrel at Cushing, Oklahoma.

Energy Trading Derivatives

The company's Energy Trading group also uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues. These energy contracts are comprised of crude oil, natural gas and refined products contracts.

The earnings impact associated with these contracts for the three month period ended September 30, 2010, was a loss of $6 million, net of income taxes of $2 million (2009 – a loss of $1 million, net of income taxes of less than $1 million). During the nine month period ended September 30, 2010, the earnings impact was a gain of $44 million, net of income taxes of $18 million (2009 – loss of $37 million, net of income taxes of $16 million).

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    067

Change in Fair Value of Other Derivatives

($ millions)	Risk Management	Energy Trading	Total

Fair value of contracts at December 31, 2009	(312)	(47)	(359)
Fair value of contracts realized during the period	157	(60)	97
Changes in fair value attributable to market price and other market changes during the period	94	62	156

Fair value of contracts outstanding at September 30, 2010 (a), (b)	(61)	(45)	(106)

(a)
As at September 30, 2010, of the total unrealized derivatives, $98 million is recorded in accounts receivable (December 31, 2009 – $213 million) in the Consolidated Balance Sheets.

(b)
As at September 30, 2010, of the total unrealized derivatives, $204 million is recorded in accounts payable and accrued liabilities (December 31, 2009 – $572 million) in the Consolidated Balance Sheets.

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading activities, which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls.

At September 30, 2010, the company's exposure to risks arising from the use of financial instruments had not changed significantly from December 31, 2009.

7. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Interest on debt	170	156	521	391
Capitalized interest	(65)	(22)	(203)	(94)

Interest expense	105	134	318	297
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(252)	(400)	(136)	(657)
Foreign exchange gains and other	5	(81)	(36)	(56)

Total financing expenses (income) from continuing operations (1)	(142)	(347)	146	(416)

(1)
For the three months ended September 30, 2010, financing expense of $3 million (2009 – financing income of $1 million) has been reclassified to net earnings from discontinued operations. For the nine months ended September 30, 2010, financing expense of $18 million (2009 – financing income of $1 million) has been reclassified to net earnings from discontinued operations.

             Suncor Energy Inc.
 068    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

8. INCOME TAXES

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Provision for (recovery of) income taxes:
Current:
Canada	34	380	56	573
Foreign	241	65	649	76
Future:
Canada	91	(84)	295	(539)
Foreign	1	(15)	(34)	25

Total provision for income taxes from continuing operations (1)	367	346	966	135

(1)
For the three months ended September 30, 2010, income tax expense of $45 million (2009 – income tax recovery of $17 million) has been reclassified to net earnings from discontinued operations. For the nine months ended September 30, 2010, income tax expense of $254 million (2009 – income tax recovery of $20 million) has been reclassified to net earnings from discontinued operations

The merger of Suncor Energy Inc. and Petro-Canada resulted in a deemed year end for income tax purposes for both companies effective July 31, 2009. This deemed year end generated an increase in income taxes payable as well as an acceleration of the tax payments. The tax payments that would ordinarily have been payable in monthly installments over the August to December period were due and payable at September 30, 2009.

In the third quarter of 2009, the provision for future income tax increased by $152 million due in part to the merger. The combined provincial allocation of both entities caused an increase to the future income tax rate, the impact of which is recorded in net earnings.

9. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Net earnings	1 022	929	2 218	689

(millions of common shares)
Weighted-average number of common shares	1 563	1 349	1 562	1 076
Dilutive securities:
Options issued under stock-based compensation plans	11	13	12	13

Weighted-average number of diluted common shares	1 574	1 362	1 574	1 089

(dollars per common share)
Basic earnings per share (a)	0.65	0.69	1.42	0.64
Diluted earnings per share (b)	0.65	0.68	1.41	0.63

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings divided by the weighted-average number of diluted common shares.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    069

10. CHANGES IN NON-CASH WORKING CAPITAL

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents, future income taxes and the current portion of long-term debt.

The (increase) decrease in non-cash working capital from continuing operations is comprised of:

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Operating activities
Accounts receivable	864	313	126	(47)
Inventories	(277)	5	(160)	(376)
Accounts payable and accrued liabilities	134	(546)	(184)	(221)
Taxes payable/receivable	(700)	206	(533)	(35)

	21	(22)	(751)	(679)

(1)
Balances do not include amounts acquired from Petro-Canada as a result of the merger, but do reflect the changes in these working capital accounts subsequent to August 1, 2009.

11. EMPLOYEE FUTURE BENEFITS LIABILITY

The following is the net periodic benefit cost for the three and nine month periods ended September 30:

	Three months ended September 30		Pension Benefits Nine months ended September 30
millions)	2010	2009	2010	2009

Current service costs	21	19	64	49
Interest costs	42	31	126	57
Expected return on plan assets	(36)	(24)	(107)	(44)
Amortization of net actuarial loss	2	5	6	15

Net periodic benefit cost	29	31	89	77

	Other Post-Retirement Benefits
	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Current service costs	2	2	6	5
Interest costs	7	4	19	9

Net periodic benefit cost	9	6	25	14

             Suncor Energy Inc.
 070    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

12. SHARE CAPITAL

Issued

	Number (thousands)	Common Shares Amount ($ millions)

Balance as at December 31, 2009	1 559 778	20 053
Issued for cash under stock option plans	2 847	61
Issued under dividend reinvestment plan	197	6

Balance as at September 30, 2010	1 562 822	20 120

Stock-Based Compensation

(a) Stock Option Plans

(i) Discontinued Plans

There are a number of legacy Suncor and legacy Petro-Canada plans that were in place prior to the merger on August 1, 2009, for which granting of options ended on July 31, 2009. For details of the terms and conditions of these plans, refer to pages 88 and 89 of Suncor's 2009 Annual Report.

(ii) Suncor Energy Inc. Stock Options

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Outstanding options that are cancelled, expire or otherwise result in no underlying common share being issued, will be available for issuance as options under this plan. These options have a seven-year life and vest annually over a three-year period.

Options granted under this plan before August 1, 2010 included a tandem stock appreciation right. The company granted 15,000 options with tandem stock appreciation rights during the third quarter of 2010. Effective August 1, 2010, options granted under this plan no longer include tandem stock appreciation rights. The company granted 21,000 options with no tandem stock appreciation rights after August 1, 2010.

Changes in the number of outstanding stock options were as follows:

	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, December 31, 2009	72 024	32.52
Granted	4 296	31.86
Exercised	(2 847)	14.91
Forfeited/expired	(2 710)	42.47

Outstanding, September 30, 2010	70 763	32.50

(b) Stock Appreciation Rights (SARs)

(i) Discontinued Plan

Legacy Petro-Canada had a SARs plan for which grants ended on July 31, 2009. For details of the terms and conditions of this plan, refer to page 90 of Suncor's 2009 Annual Report.

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    071

(ii) Suncor Energy Inc. Stock Appreciation Rights

The company granted 7,000 SARs under this new plan during the third quarter of 2010. These SARs have a seven-year life and vest annually over a three-year period.

Changes in the number of outstanding SARs were as follows:

	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, December 31, 2009	14 065	28.63
Granted	353	31.85
Exercised	(458)	21.30
Forfeited/expired	(1 787)	28.75

Outstanding, September 30, 2010	12 173	28.99

(c) Share Unit Plans

For details of the terms and conditions of the Performance Share Unit (PSU), Restricted Share Unit (RSU) and Deferred Share Unit (DSU) plans, refer to page 91 of Suncor's 2009 Annual Report.

Changes in the number of outstanding units were as follows:

	Number (thousands)

	PSU	RSU	DSU

Outstanding, December 31, 2009	3 247	4 250	2 616
Granted	1 672	2 835	36
Redeemed	(282)	(101)	(211)
Forfeited	(803)	(417)	—
Reinvested	21	34	22

Outstanding, September 30, 2010	3 855	6 601	2 463

Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating, selling and general expense on the Consolidated Statements of Earnings:

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Stock option plans	35	65	20	116
SARs	10	25	(12)	25
PSUs	14	9	7	19
RSUs	22	32	57	57
DSUs	8	7	(7)	30

Total stock-based compensation expense	89	138	65	247

             Suncor Energy Inc.
 072    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

13. LONG-TERM DEBT AND CREDIT FACILITIES

($ millions)	September 30 2010	December 31 2009

Fixed-term debt, redeemable at the option of the company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	772	785
6.80% Notes, denominated in U.S. dollars, due in 2038 (US$900)	956	972
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 185	1 204
5.95% Notes, denominated in U.S. dollars, due in 2035 (US$600)	571	578
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	515	523
5.35% Notes, denominated in U.S. dollars, due in 2033 (US$300)	264	266
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	515	523
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 287	1 308
6.05% Notes, denominated in U.S. dollars, due in 2018 (US$600)	631	643
5.00% Notes, denominated in U.S. dollars, due in 2014 (US$400)	420	429
4.00% Notes, denominated in U.S. dollars, due in 2013 (US$300)	308	313
7.00% Debentures, denominated in U.S. dollars, due in 2028 (US$250)	267	271
7.875% Debentures, denominated in U.S. dollars, due in 2026 (US$275)	318	325
9.25% Debentures, denominated in U.S. dollars, due in 2021 (US$300)	390	402
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	700
6.70% Series 2 Medium Term Notes, due in August 2011	500	500

	10 199	10 342
Revolving-term debt, with variable interest rates
Commercial paper, bankers' acceptances and LIBOR loans	1 570	3 244

Total unsecured long-term debt	11 769	13 586
Secured long-term debt	13	13
Capital leases	322	326
Debt fair value adjustment for interest swaps	8	18
Deferred financing costs	(60)	(63)

	12 052	13 880

Current portion of long-term debt
6.70% Series 2 Medium Term Notes	(500)	—
Capital leases	(10)	(14)
Debt fair value adjustment for interest swaps	(8)	(11)

Total current portion of long-term debt	(518)	(25)

Total long-term debt	11 534	13 855

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    073

At September 30, 2010, unutilized lines of credit were $5,742 million, as follows:

($ millions)	2010

Facility that has a term period of one year and expires in 2011	4
Facility that is fully revolving for a period of four years and expires in 2013	206
Facilities that are fully revolving for a period of five years and expire in 2013	7 320
Facilities that can be terminated at any time at the option of the lenders	466

Total available credit facilities	7 996

Credit facilities supporting outstanding commercial paper, bankers' acceptances and LIBOR loans	(1 570)
Credit facilities supporting letters of credit	(684)

Total unutilized credit facilities	5 742

14. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is monitored through net debt to cash flow from operations (1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by the twelve-month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity.

Financial covenants associated with the company's various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. The company complied with all financial covenants for the periods ended September 30, 2010 and December 31, 2009.

During the third quarter of 2010, the company's strategy was to maintain the measure set out in the following schedule. The company believes that maintaining the capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings.

At September 30 ($ millions)	Capital Measure Target	2010	2009

Components of ratios
Short-term debt		2	3
Current portion of long-term debt		518	21
Long-term debt		11 534	13 826

Total debt		12 054	13 850
Less: Cash and cash equivalents		598	587

Net debt		11 456	13 263
Shareholders' equity		35 728	33 854

Total capitalization (total debt plus shareholders' equity)		47 782	47 704

Cash flow from operations (1) (trailing twelve months)		5 641	1 901

Net debt to cash flow from operations	<2.0 times	2.0	7.0

Total debt to total debt plus shareholders' equity		25%	29%

(1)
Cash flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital.

             Suncor Energy Inc.
 074    2010 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The company's capital management strategy, objectives, definitions, monitoring measures and targets have not changed significantly from the prior period.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, are as follows:

($ millions)	September 30 2010	December 31 2009

Unrealized foreign currency translation adjustment	(472)	(248)
Unrealized gains on derivative hedging activities	14	15

Total	(458)	(233)

16. SUPPLEMENTAL INFORMATION

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Interest paid	226	63	573	297
Income taxes paid	296	521	567	676

Suncor Energy Inc.
                                                                                                                                       2010 Third Quarter    075

QuickLinks

EXHIBIT 99.3 Unaudited Interim Consolidated Financial Statements for the Third Quarter Ended September 30, 2010